Exhibit 99.1

Stockholm, Sweden	March 14, 2022

Expansion of Everest Medicine’s licence agreement to include South Korea

Calliditas Therapeutics AB (Nasdaq: CALT, Nasdaq Stockholm: CALTX) (“Calliditas”) today announced that the company has expanded its licensing agreement with Everest Medicines II Limited (HKG: 1952) (“Everest”) to extend the territory covered to include South Korea.

“We continue to have a fruitful and positive collaboration with Everest and are delighted that we have come to an agreement also around South Korea,” said CEO Renée Aguiar-Lucander.

The extension results in an upfront payment of USD 3 million to Calliditas as well as additional payments and royalties related to future potential approvals and commercialisation of Nefecon in South Korea. Calliditas and Everest entered into a license agreement in 2019 to develop and commercialize Nefecon in Greater China and Singapore for the chronic autoimmune kidney disease IgA Nephropathy (IgAN).

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 79 55 12 98 45, email: marie.galay@calliditas.com

The information was sent for publication, through the agency of the contact persons set out above, on March 14, 2022 at 07:00 a.m. CET.

About Calliditas

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, TARPEYO, has been approved by the FDA as the first and only treatment of IgA nephropathy (IgAN), indicated for reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a UPCR of ≥1.5g/gram. Calliditas has also filed a marketing authorization application (MAA) with the European Medicines Agency (EMA) for this drug product. Additionally, Calliditas has initiated a clinical trial in primary biliary cholangitis, and also plans to initiate a trial in head and neck cancer, with NOX inhibitor product candidate setanaxib. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, commercialization efforts, business plans, regulatory submissions, clinical development plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, continued FDA approval for TARPEYO, market acceptance of TARPEYO, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.